N E W S R E L E A S E

July 29, 2009

Bisha Project Financing – Major Condition Satisfied

Nevsun Resources Ltd., (NSU-TSX/AMEX) is very pleased to announce that its Bisha Project in Eritrea has satisfied a significant condition of the recently announced $235 million debt financing.

The Government of Eritrea has provided its strong written support for Bisha and the financing, fulfilling a major condition precedent.

Nevsun thanks the Eritrea Government for its assistance, clearly demonstrating timely, direct and unequivocal support for this world class project. Various branches of government continue to provide their cooperation with the construction phase of the Bisha Project.

In addition, after receiving its Board approval at the end of June, the Export Credit Insurance Corporation of South Africa is finalizing a policy of insurance tied to South African supply of goods and services. Similarly Nevsun appreciates the unwavering support from Government of South Africa since the first financial commitment in October 2008, during a very difficult time for major international financial institutions.

Forward Looking Statements: The above contains forward-looking statements concerning Eritrean and South African government support.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com